EXHIBIT 8.1

LIST OF SUBSIDIARIES

Subsidiaries

1.	PsilocybinLabs Ltd., a British Columbia, Canada, corporation;

2.	Bright Minds Biosciences LLC, a Delaware limited liability company; and

3.	Bright Minds Bioscience Pty. Ltd., an Australia corporation.